Credit Suisse Securities (USA) LLC
11 Madison Avenue
New York, NY 10010
United States of America

Pactual Capital Corporation
527 Madison Avenue, 11th floor
New York, NY  10022
United States of America
                                                                   March 6, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:     TAM S.A.
             Registration Statement No. 333-131938

Dear Sir or Madam:

      Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that the Registration Statement on Form F-1 (File No. 333-131938) as filed on February 17, 2006 and the Preliminary Prospectus dated February 22, 2006, were distributed during the period February 22, 2006 through March 3, 2006, as follows:


         Registration Statement             Preliminary Prospectus
         6 to 6  Underwriters               6,495  to  6  Underwriters

         Total: 6                           Total: 6,495



      The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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     In accordance with Rule 461 of the General Rules and Regulations of the
Securities Act of 1933, we hereby join in the request of TAM S.A. for acceleration of the effective date of the above-referenced registration statement so that such registration statement is declared effective by 10.00 a.m. New York City time, on March 9, 2006 or as soon as practicable thereafter.

                                         Very truly yours,
                                         Credit Suisse Securities (USA) LLC


                                         By: /s/ Mark Morehouse
                                             -------------------------------
                                             Name: Mark Morehouse
                                             Title: Vice President


                                         Pactual Capital Corporation


                                         By: /s/ Christina de Castro
                                             -------------------------------
                                            Name: Christina de Castro
                                            Title: President


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